BAA plc

Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783



06012246



27 March 2006

US Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA
Mailstop: Room 3628



Dear Sirs

BAA plc (File No 82-3372) 12g3-2(b) Exemption

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully

Sue Welch
Assistant Company Secretary

PROCESSED
APR 0 6 2006
THOMSON
FINANCIAL

To: Sue Welch
       Assistant Company Secretary
       BAA plc
       130 Wilton Road
       London
       SW1V 1LQ

Fax: +44 20 7932 6700

From: US Securities and Exchange Commission
       Office of International Corporate Finance
       100 F Street, NE
       Washington DC 20549
       USA
       Mailstop:3628

Re: SEC notification 27 March 2006

BAA plc (File No 82-3372) 12g3-2(b) Exemption
Disclosure of Interest 27 March 2006

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

_____
Signed

_____
Name

_____
Date

BAA plc: Disclosure of interests in shares under S198-202 of the Companies Act 1985

On 27 March 2006, the Company was notified by UBS AG, that as at the close of business on 24 March 2006 they had ceased to have a notifiable interest in the Company's ordinary shares.

27 March 2006